UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PASW, Inc

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

693153108

(CUSIP Number)

Justin Yorke

4 Richland Place

Pasadena, California 91103

 (626) 904-9037

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

CUSIP No. 693153108
1.	Names of Reporting Persons. Justin Yorke
2.	Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 8,400,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,400,000 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,400,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares □
13.	Percent of Class Represented by Amount in Row (11) 8.99% based upon total number of shares reported to be outstanding.
14.	Type of Reporting Person IN

(1)   Justin Yorke is the manager of the San Gabriel Fund L.L.C. and has a beneficial interest in the 4,800,000 shares held by them and is the manager of the JMW Fund, L.L.C. and has a beneficial interest in the 3,600,000 shares held by them.

CUSIP No. 693153108
1.	Names of Reporting Persons. San Gabriel Fund L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 4,800,000 (1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,800,000 (1)
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,800,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares □
13.	Percent of Class Represented by Amount in Row (11) 5.1348% based upon total number of shares reported to be outstanding.
14.	Type of Reporting Person CO
(1) Justin Yorke is the Manager of San Gabriel Fund L.L.C. and has sole voting and dispositive power over the shares.

CUSIP No. 693153108
1.	Names of Reporting Persons. JMW Fund, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 3,600,000 (1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,600,000 (1)
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,600,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares □
13.	Percent of Class Represented by Amount in Row (11) 3.8511% based upon total number of shares reported to be outstanding.
14.	Type of Reporting Person CO
(1) Justin Yorke is the Manager of JMW Fund, L.L.C. and has sole voting and dispositive power over the shares.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, no par value (the “Common Stock”) of PASW,  Inc., a California corporation (the “Company”). The Company’s principal executive offices are located at 5615 Scotts Valley Drive, Suite 110, Scotts Valley, CA 95066.

Item 2. Identity and Background.

This Statement is filed on behalf of Justin Yorke, the San Gabriel Fund L.L.C., and the JMW Fund, L.L.C. (the “Reporting Persons”).

(a)

  Justin Yorke

(b)

  The address for Justin Yorke, the San Gabriel Fund L.L.C., and the JMW Fund, L.L.C. is 4 Richland Place, Pasadena, California 91103.

(c)

  Justin Yorke is the manager of the San Gabriel Fund L.L.C. and the JMW Fund, L.L.C..

(d)

  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)

  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

  United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons purchased the Common Stock in conjunction with the incorporation of the Company utilizing working capital.

Item 4. Purpose of Transaction.

Investment

Item 5. Interest in Securities of the Issuer.,,

(a)

Aggregate number of shares beneficially owned by Justin Yorke: 8,400,000 (8.99%), of which 4,800,000 (5.1348%) of such shares are beneficially owned by the San Gabriel Fund L.L.C., and 3,600,000 (3.8511%) of such shares are beneficially owned by the JMW Fund, L.L.C.

(b)

Mr. Yorke has sole voting and dispositive power over 8,400,000 shares. The San Gabriel Fund L.L.C. has sole voting and dispositive power over 4,800,000 shares and the JMW Fund, L.L.C. has sole voting and dispositive power over 3,600,000 shares.

(c)

Transactions effected during the past sixty days: None

Item 6. Contracts, Arrangements, Understandings or Relationships

None.

Item 7. Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 16, 2007

/s/Justin Yorke

Justin Yorke

/s/Justin Yorke

Justin Yorke as manager of the San Gabriel Fund L.L.C.

/s/Justin Yorke

Justin Yorke as manager of the JMW Fund, L.L.C..